Exhibit 99.1

July 23, 2019

[___]

Re:       Reprice Offer of Ordinary Share Purchase Warrants

To Whom It May Concern:

Safe-T Group Ltd. (the “Company”) is pleased to offer to you (the “Holder”) the opportunity to reprice the exercise of the number of the Ordinary Share purchase warrants (represented by American Depositary Shares) set forth on Annex I attached hereto (the “Reprice Warrants”). The Reprice Warrants and the Ordinary Shares underlying the Reprice Warrants (“Warrant Shares”) have been registered pursuant to registration statement on Form F-1 (File No. 333-230909) (the “Registration Statement”). The Registration Statement is currently effective and, upon exercise of the Reprice Warrants, will be effective for the issuance of the Warrant Shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement, dated as of April 9, 2019 between the Company and the investors signatory thereto (“Purchase Agreement”), pursuant to which the Company issued the Reprice Warrants.

In consideration for exercising in full all of the Reprice Warrants held by you (the “Warrant Exercise”), the Company hereby offers you a reduced exercise price of the Reprice Warrants to $1.38. Notwithstanding anything herein to the contrary, in the event that the Warrant Exercise would cause the Holder to exceed the Beneficial Ownership Limitation in the Reprice Warrants, the Company shall only issue such number of Warrant Shares to the Holder that would not cause such Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance to be held in abeyance until notice from such Holder that the balance (or portion thereof) may be issued in compliance with such limitations. The Company acknowledge and confirms that the exercise of the Warrant shall not be processed through the Depository Trust Company (DTC) window, but rather Warrant Shares shall be received free delivery outside the window, and upon notice from the Holder that the issuance will not exceed such holder’s beneficial ownership interest, the Warrant Shares shall be delivered through the facilities of the DTC’s DWAC system in accordance with the instructions set forth on the signature page attached hereto under the heading “DWAC Instructions”. The Company agrees that the Warrant Exercise shall in no event result in the Holder beneficially owning more than the Beneficial Ownership Limitation and further agrees that, if such Warrant Exercise results in the Holder beneficially owning more than the Beneficial Ownership Limitation, the Warrant Exercise (or portion thereof) that results in such beneficial ownership above the Beneficial Ownership Limitation shall be void and of no effect ab initio and the Company shall promptly return the applicable Aggregate Exercise Price in connection with such void Warrant Exercise to the Holder and the Holder shall return the applicable Warrant Shares to the Company. It is hereby acknowledged that the Reprice Warrants when accepted by the Holder shall be deemed a “Dilutive Issuance” as defined in the Debenture and Warrant issued by the Company to the Holder pursuant to that certain Securities Purchase Agreement among the Company and the Holder dated April 9, 2019.

Holder may accept this offer by signing this letter below, with such acceptance constituting Holder's exercise in full of the Reprice Warrants for an aggregate exercise price of set forth on the Holder’s signature page hereto (the "Aggregate Exercise Price") on or before 3:59 p.m. (New York City time) on July 23, 2019

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto.

If this Offer is accepted and this letter agreement is executed on or before 3:59 p.m. (New York City time) on July 23, 2019 then on or before 9:00 a.m. (New York City time) on July 29, 2019, the Company shall file a Report on Form 6-K with the Securities and Exchange Commission disclosing all material terms of the transactions contemplated hereunder, including this agreement as an exhibit thereto (“6-K Filing”). From and after the issuance of the 6-K Filing, the Company represents to the Holder that it shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide the Holder with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Holder. To the extent that the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, delivers any material, non-public information to the Holder without the Holder’s consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information.

The Company represents, warrants and covenants that, upon acceptance of this offer, all of the Warrant Shares shall be delivered electronically through DTC within 2 business days of the date the Company receives the Aggregate Exercise Price (as defined in the Warrant Agreement) (or, with respect to Ordinary Share that would otherwise be in excess of the Beneficial Ownership Limitation, within 1 business day of the date the Company is notified by Holder that its ownership is less than the Beneficial Ownership Limitation). The terms of the Reprice Warrants, including but not limited to the obligations to deliver the Warrant Shares, shall remain in effect as if the acceptance of this offer was a formal Election to Purchase (including but not limited to any liquidated damages and compensation in the event of late delivery of the Warrant Shares).

The Company acknowledges and agrees that the obligations of the Holder under this letter agreement are several and not joint with the obligations of any other holder of Ordinary Share purchase warrants of the Company (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

Except as expressly set forth herein, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this letter agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Warrant Shares. This letter agreement shall be governed by the laws of the State of New York without regard to the principles of conflicts of law thereof.

***************

To accept this offer, Holder must counter execute this letter agreement and return the fully executed agreement to the Company at e-mail: <shai.avnit@safe-t.com>, attention: Shai Avnit, CFO, on or before 3:59 p.m. (New York City time) on July 23, 2019.

Please do not hesitate to call me if you have any questions.

Sincerely yours,

SAFE-T GROUP LTD.

By:
Name:
Title:

Accepted and Agreed to:

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Repriced Warrant Shares: _____________________

Aggregate Exercise Price: $___________________

DTC / DWAC Instructions:

3

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

(a) Registration Statement. The Warrant Shares are registered for issuance on a Registration Statement on Form F-1 (File No. 333-230909) (the “Registration Statement”) and the Company knows of no reasons why such registration statement shall not remain available for the issuance and resale of such Warrant Shares for the foreseeable future. The Company shall use commercially reasonable efforts to keep the Registration Statement effective and available for use by the Holder until all Warrant Shares underlying the Reprice Warrants are sold by the Holder.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(d) Nasdaq Corporate Governance. The transactions contemplated under this letter agreement, comply with all rules of the Nasdaq Stock Market and the Tel Aviv Stock Exchange.

Annex I

The below warrants are being exercised pursuant to this agreement:

●	243,902 ADSs underlying warrant issued on April 11, 2019

●	118,416 ADSs underlying warrant issued on June 5, 2019